UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2024 (Report No. 2)

Commission File Number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

CONTENTS

On December 23, 2024, the Board of Directors (the “Board”) of IceCure Medical Ltd. (the “Company”) has appointed Mr. Li Haixiang to serve as a director on the Board until the next annual general meeting of the Company’s shareholders.

Mr. Haixiang has the voting and dispositive power over the shares held by Epoch Partner Investments Ltd. (“Epoch”). Epoch is the controlling shareholder of the Company (as such term is defined under the Israeli Companies Law, 5759-1999).

Mr. Haixiang is the founder and managing partner of Virtus Inspire Ventures, a boutique venture capital firm that provides seed, venture and growth-stage funding to early-stage technology companies. Mr. Haixiang has been an independent non-executive director at AVO Insurance Company Holding since August 2018 and an independent non-executive director at FUTU Holding Limited (NASDAQ: FUTU) since March 2019. Mr. Haixiang has been a sole director at Chestnut Hill Ventures Limited since September 2015, a sole director at Virtus Inspire International Limited since August 2020, a sole director at Virtus Inspire Capital Limited since May 2012, a sole director at Virtus Inspire Ventures GP Limited since June 2015, a sole director at Virtus Inspire Ventures Management Limited since June 2015, a sole director at Sapientia Investment Consulting Limited since March 201, a sole director at the Kwan Limited since October 2021, a sole director at Virtus Inspire Aurora Limited since March 2021, a sole director at Virtus Inspire Partners Limited since March 2021, a sole director at Virtus Inspire SG Limited since October 2021, a sole director at VI Capital Pte Limited since June 2022, a sole director at VIPC 1 Limited since August 2022, a sole director at Virtus Inspire Holding Limited since February 2023, and a sole director at Virtus Inspire Group Limited since February 2023.

Mr. Haixiang received a BA from South China University of Technology and an MA from China Europe International Business School.

The Company believes that Mr. Haixiang is well-qualified to serve as a director of the Board due to his extensive experience and expertise in finance, investment and capital markets.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-258660 and 333-267272) and Form S-8 (Registration Nos. 333-270982, 333-264578, 333-262620 and 333-281587), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICECURE MEDICAL LTD.

Date: December 30, 2024	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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